UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                                 GMARKET INC.
                               ----------------
                               (Name of Issuer)


                  Common Shares, par value Won 100 per share
                  ------------------------------------------
                        (Title of Class of Securities)


                                   38012G100
                                --------------
                                (CUSIP Number)


                                 July 21, 2006
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)



Check  the  appropriate  box to  designate  the rule  pursuant  to which  this
Schedule is filed:

                               |_| Rule 13d-1(b)

                               |X| Rule 13d-1(c)

                               |_| Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following pages
                               Page 1 of 7 Pages

                                 SCHEDULE 13G

CUSIP No.: 38012G100                                         Page 2 of 7 Pages

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1.   Names of Reporting Persons.

     I.R.S. Identification Nos. of above persons (entities only).

     KINGDON CAPITAL MANAGEMENT, LLC
------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

     (a)  |_|

     (b)  |_|
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3.   SEC Use Only
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4.   Citizenship or Place of Organization

     Delaware
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Number of            5.  Sole Voting Power                  529,000
Shares               ---------------------------------------------------------
Beneficially         6.  Shared Voting Power                0
Owned by Each        ---------------------------------------------------------
Reporting            7.  Sole Dispositive Power             529,000
Person With          ---------------------------------------------------------
                     8. Shared Dispositive Power            0
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9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     529,000
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10.  Check if the  Aggregate  Amount in Row (9) Excludes  Certain  Shares (See
     Instructions)

     |_|
------------------------------------------------------------------------------

11.  Percent of Class Represented by Amount in Row (9)

     1.1%
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12.  Type of Reporting Person:

     OO; IA

                                 SCHEDULE 13G

CUSIP No.: 38012G100                                         Page 3 of 7 Pages

------------------------------------------------------------------------------
1.   Names of Reporting Persons.

     I.R.S. Identification Nos. of above persons (entities only).

     MARK KINGDON
------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

     (a)  |_|

     (b)  |_|
------------------------------------------------------------------------------
3.   SEC Use Only
------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

     United States of America
------------------------------------------------------------------------------
Number of            5.  Sole Voting Power                  0
Shares               ---------------------------------------------------------
Beneficially         6.  Shared Voting Power                529,000
Owned by Each        ---------------------------------------------------------
Reporting            7.  Sole Dispositive Power             0
Person With          ---------------------------------------------------------
                     8. Shared Dispositive Power            529,000
------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     529,000
------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     |_|
------------------------------------------------------------------------------

11.  Percent of Class Represented by Amount in Row (9)

     1.1%
------------------------------------------------------------------------------
12.  Type of Reporting Person:

     HC

                                                             Page 4 of 7 Pages

     Due to the use of an incorrect outstanding figure for the Shares (as defined below) of the Issuer (as defined below), the Schedule 13G filed by the Reporting Persons (as defined below) on July 10, 2006 (the "Initial Filing") misstated the Reporting Persons' percentage of beneficial ownership of the Shares. As a result, the Reporting Persons are hereby amending the Initial Filing to reflect their correct percentage of beneficial ownership of the Shares of 1.1%.

Item 1(a).     Name of Issuer:

               Gmarket Inc. (the "Issuer)

Item 1(b).     Address of Issuer's Principal Executive Offices:

               8th Floor, Lig Tower, 649-11, Yeoksam-Dong, Gangnam-Gu, Seoul 135-912, Republic of Korea.

Item 2(a).     Name of Person Filing

               This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

               i) Kingdon Capital Management, LLC ("Kingdon Capital Management"); and

               ii) Mark Kingdon ("Mr. Kingdon").

               This Statement relates to Shares (as defined herein) held for the accounts of Kingdon Associates, L.P., a New York limited partnership ("Kingdon Associates"), M. Kingdon Offshore Ltd., a Cayman Islands exempted company ("Kingdon Offshore"), and Kingdon Family Partnership, L.P., a New York limited partnership ("Kingdon Family Partnership"). Kingdon Capital Management serves as investment manager to each of Kingdon Associates, Kingdon Offshore and Kingdon Family Partnership. In such capacity, Kingdon Capital Management may be deemed to have voting and dispositive power over the Shares held for the accounts of each of Kingdon Associates, Kingdon Offshore and Kingdon Family Partnership. Mr. Kingdon is the managing member and president of Kingdon Capital Management.

Item 2(b).     Address of Principal Business Office or, if None, Residence

               The address of the principal business office of each of Kingdon Capital Management and Mr. Kingdon is 152 West 57th Street, 50th Floor, New York, New York 10019.

Item 2(c).     Citizenship

               i) Kingdon Capital Management is a Delaware limited liability company; and

               ii) Mr. Kingdon is a citizen of the United States of America.

Item 2(d).     Title of Class of Securities:

               Common Shares, par value Won 100 per share (the "Shares")

Item 2(e).     CUSIP Number:

               38012G100

                                                             Page 5 of 7 Pages

Item 3. If this Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check Whether the Person Filing is a:

               This Item 3 is not applicable.

Item 4.        Ownership:

Item 4(a).     Amount Beneficially Owned:

               As of July 21, 2006, each of Kingdon Capital Management and Mr. Kingdon may be deemed to beneficially own 529,000 Shares. This amount consists of: (A) 141,290 Shares held for the account of Kingdon Associates; (B) 366,048 Shares held for the account of Kingdon Offshore; and (C) 21,662 Shares held for the account of Kingdon Family Partnership.

Item 4(b)      Percent of Class:

               The  number  of  Shares  of  which  each  of  Kingdon   Capital
Management and Mr. Kingdon may be deemed to be the beneficial owner constitutes approximately 1.1% of the total number of Shares outstanding (based upon information provided by the Issuer in its prospectus filed pursuant to Rule 424(b) with the Securities and Exchange Commission on June 30, 2006, there were 49,506,210 Shares outstanding as of June 30, 2006).

Item 4(c).     Number of Shares of which such person has:

Kingdon Capital Management:
---------------------------

(i) Sole power to vote or direct the vote:                             529,000

(ii) Shared power to vote or direct the vote:                                0

(iii) Sole power to dispose or direct the disposition of:              529,000

(iv) Shared power to dispose or direct the disposition of:                   0


Mr. Kingdon:
------------

(i) Sole power to vote or direct the vote:                                   0

(ii) Shared power to vote or direct the vote:                          529,000

(iii) Sole power to dispose or direct the disposition of:                    0

(iv) Shared power to dispose or direct the disposition of:             529,000


Item 5.        Ownership of Five Percent or Less of a Class:

               Neither Kingdon Capital Management nor Mr. Kingdon may be deemed to be the beneficial owner of more than five percent of the Shares.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

               This Item 6 is not applicable

                                                             Page 6 of 7 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
               Company:

               See disclosure in Item 2 hereof.

Item 8.        Identification and Classification of Members of the Group:

               This Item 8 is not applicable.

Item 9.        Notice of Dissolution of Group:

               This Item 9 is not applicable.

Item 10.       Certification:

               By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 7 of 7 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 21, 2006                             KINGDON CAPITAL MANAGEMENT, LLC


                                                By:   /s/ William Walsh
                                                      -------------------------
                                                Name: William Walsh
                                                Title: Chief Financial Officer

Date: July 21, 2006                             MARK KINGDON


                                                /s/ Mark Kingdon
                                                -------------------------------